EXHIBIT 12.1
Oncothyreon Inc. and Consolidated Subsidiaries
Computation of Deficiency in the Coverage of Fixed Charges by Earnings Before Fixed Charges

For the Three
Months
Ended
March 31, 2009
Earnings before fixed charges:
Loss from continuing operations before income taxes, minority interest and income/(loss) from equity investees	$(2,472)
Add fixed charges	8
Add amortization of capitalized interest	—
Add distributed income of equity investees	—
Subtract capitalized interest	—

Loss before fixed charges	$(2,464)

Fixed charges:
Interest expense	$—
Amortization of debt expense	—
Estimate of interest expense within rental expense	8
Preference security dividend requirements of consolidated subsidiaries	—

Total fixed charges	$8

Deficiency of earnings available to cover fixed charges	$(2,472)